

Mail Stop 3561

January 25, 2018

John A. Kritzmacher
Chief Financial Officer
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030

> **Re:** **John Wiley & Sons, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2017**
> **Filed June 29, 2017**
> **Form 8-K furnished December 6, 2017**
> **Form 10-Q for Quarterly Period Ended October 31, 2017**
> **Filed December 8, 2017**
> **File No. 001-11507**

Dear Mr. Kritzmacher:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2017
Management's Discussion and Analysis

1. On pages 21, 27, 31, 40 and 43 you use the term "free cash flow." Please define what this represents and how it is computed.

Notes to Consolidated Financial Statements
Note 11 – Income Taxes
Tax Audits, page 82

2. We note the income tax charge of approximately $49 million for the German tax matter was recorded in the quarter ended October 31, 2016. Prior to this time, it appears you did not record any unrecognized tax benefit associated with this matter, despite an

unfavorable decision from the German local finance court in October 2014. Please explain to us in reasonable detail your analysis in regard to recognizing a liability for an unrecognized tax benefit for this matter pursuant to ASC 740-10-30-7, 35-2 and 45-10B from October 2014 and thereafter.

Form 10-Q for Fiscal Quarter Ended October 31, 2017
Management's Discussion and Analysis
Non-GAAP Financial Metrics, page 18

3. You characterize restructuring charges and credits, foreign exchange gains and losses on intercompany transactions and impact of foreign currency translation as unusual here and on pages 21 and 27. These items appear to be recurring. Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please revise your disclosure as appropriate. Refer to Question 102.03 of the staff's Compliance and Disclosure Interpretations "Non-GAAP Financial Measures" ("C&DI") for guidance.

Form 8-K Furnished December 6, 2017

4. Your presentation of full income statements on a GAAP and adjusted basis does not appear to comply with the first bullet within Question 102.10 of the C&DI. Please revise your presentation accordingly.

5. Within your "unaudited condensed statements of free cash flow" you present "free cash flow less product development spending." Please revise your presentation to provide with equal or greater prominence the comparable GAAP measure pursuant to Item 10(e)(1)(i)(A) of Regulation S-K and instruction 2 to Item 2.02 of Form 8-K. In revising your presentation, also refer to Question 102.06 in the C&DI for guidance.

6. Please include substantive statements disclosing the reasons why management believes presentation of each non-GAAP measure provides useful information to investors. Those disclosures should be specific and substantive to each measure. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Exhibit 99.1

7. In bullets within "highlights", "financial summary" and summaries for each segment you first highlight and present discussions of non-GAAP measures before highlighting or discussing the comparable GAAP measure. You also present and discuss Free Cash Flow without equal or more prominent presentation and discussion of the comparable GAAP measure. Please revise your presentation as appropriate pursuant to the guidance in

Regulation S-K, Form 8-K and Question 102.10 of the C&DI noted in the comments above in regard to this Form 8-K.

8. You provide outlook guidance for the non-GAAP measures "Adjusted Operating Income" and "Adjusted EPS." Please present the comparable GAAP measures with equal or greater prominence and required reconciliation pursuant to Item 10(e)(1)(i)(B) of Regulation S-K and instruction 2 to Item 2.02 of Form 8-K. Also refer to the next to last bullet in Question 102.10 of the C&DI.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure